SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT to Develop and Integrate Its Cellular Network

in Jakarta and Surroundings

Jakarta, 25 May 2004, PT Indosat Tbk (“Indosat”) announced that following the merger of Satelindo and IM3 into Indosat, and to enhance its services for cellular customers, Indosat is about to develop and integrate its cellular network in Jakarta and its surrounding areas.

To realize the project, Indosat has signed the contract with Ericsson for a total value of US$120 million which will be carried out in two phases.  The first phase involving the value of contract of US$90 million will be carried out in 2004, while the rest will be carried out in the second phase in 2005. This program will be conducted following the Company’s business and capital expenditure plan set up in early 2004.

In this project, Ericson will provide infrastructure equipments including core network, radio access, and transmission equipments, as well as other infrastructure to support the implementation of Indosat’s cellular network integration, between the networks formerly rolled out by IM3 and Satelindo in Jakarta and surrounding area. While, the replaced equipments will be used for our cellular network enhancement outside the Jakarta area.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). On 31 March 2004, Indosat’s cellular subscribers were 6.59 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT). After legal merger between Satelindo and IM3 in November 2003, Indosat continue Satelindo and IM3 businesses.

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail : investor@indosat.com

 Website: www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

e-mail : publicrelation@indosat.com

Website : www.indosat.com

Disclamer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat’s future results to be materially different that expected or indicated by such statements. No assurance given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : May 26, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director